Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

February 28, 2012

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. (the “Company”)
Amendment No. 2 to Current Report on Form 8-K
Filed February 28, 2012
File No. 000-54258

Dear Ms. Ravtiz:

Pursuant to the staff’s comment letter dated February 22, 2012, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 2 to the Company’s Form 8-K was filed with the Commission via EDGAR on February 28, 2012.

Amendment No. 2 includes the audit report in the same file as the financial statements under Exhibit 99.1 and unaudited pro forma combined financial information of Terra Tech Corp. and its wholly-owned subsidiary, GrowOp Technology Ltd. as Exhibit 99.2.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo